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                                December 3, 2008



EXPRESS COURIER AND
EDGAR CORRESPONDENCE


United States Securities and Exchange Commission
Attn: Theresa Messinese and Lyn Shenk
100 F Street, N.E.
Washington, D. C. 20549

Re:      Smoky Market Foods, Inc.
         Form 10-KSB: for the fiscal year ended December 31, 2007 regarding Registration Statement on Commission file number: 00-52180

Dear Ms. Messinese and Mr. Shenk:

         We received your letter dated November 26, 2008 (the "COMMENT LETTER") relating to the above-referenced Form 10-K and audit report, and we are assisting Smoky Market Foods, Inc. (the "COMPANY") in responding thereto. All responses set forth herein are on behalf, and based upon information provided by, the Company.

         To assist the staff of the Commission in completing its review of the responses to the comment contained in your letter, the comment from your letter is quoted below in italics and is followed by the Company's response thereto.


1. WE NOTE THAT THE PCAOB REVOKED THE REGISTRATION OF YOUR INDEPENDENT ACCOUNTING FIRM, JASPERS & HALLS, PC. (JASPERS) ON OCTOBER 21, 2008. IF YOU HAVE NOT ALREADY DONE SO, YOU WILL NEED TO CHANGE INDEPENDENT ACCOUNTANTS TO A FIRM THAT IS REGISTERED WITH THE PCASOB. ANY REVIEWS PERFORMED BY JASPERS SUBSEQUENT TO THE DATE OF REVOCATION (E.G., THE FORM 10-QSB FILED NOVEMBER 14TH) WILL NEED TO BE REVIEWED BY A FIRM REGISTERED WITH THE PCAOB. ALSO, PLEASE IMMEDIATELY FILE AN ITEM 4.01, FORM 8-K DISCLOSING THE TERMINATION OF YOUR RELATIONSHIP WITH JASPERS AND ANNOUNCING THE ENGAGEMENT OF THE NEW FIRM.

         RESPONSE: In response to your letter, the Company filed a Form 8-K on December 1, 2008 reporting the termination of Jaspars & Halls, PC ("Jaspars") as its independent public accounting firm. The Company is in discussions with a new registered public accounting firm and expects to file a Form 8-K in the next few weeks reporting the new engagement. The Company will have any new independent public accounting firm review its Form 10-Q for the quarter ended September 30, 2008 and will file an amendment if required as a result of such review.


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United States Securities and Exchange Commission
December 3, 2008
Page 2



         If you have any comments or questions regarding the foregoing, feel free to call me at (801) 257-7963.


                                              Very truly yours,

                                              /s/ Bryan T. Allen

                                              Parr Brown Gee & Loveless, PC

cc:  Edward C. Feintech
     Shane Campbell